Exhibit 99.2

Management’s discussion and analysis

– November 8, 2017

The following Management Discussion and Analysis (“MD&A”) is a review of the financial condition and operating results of Just Energy Group Inc. (“Just Energy” or the “Company”) for the three and six months ended September 30, 2017. This MD&A has been prepared with all information available up to and including November 8, 2017. This MD&A should be read in conjunction with Just Energy’s unaudited interim condensed consolidated financial statements for the three and six months ended September 30, 2017 (the “Interim Financial Statements”), as well as its audited consolidated financial statements for the years ended March 31, 2017 and 2016. The financial information contained herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are expressed in Canadian dollars unless otherwise noted. Quarterly reports, the annual report and supplementary information can be found on Just Energy’s corporate website at www.justenergygroup.com. Additional information about Just Energy, including the most recent Annual Report and Annual Information Form dated May 31, 2017 can be found on SEDAR at www.sedar.com or on the U.S. Securities and Exchange Commission’s website at www.sec.gov. Information contained within the annual MD&A is not discussed if it remains substantially unchanged.

Company overview

Established under the laws of Canada, Just Energy is a leading retail energy provider specializing in electricity and natural gas commodities, energy efficient solutions and renewable energy options. Currently operating in the United States, Canada and various international markets including the United Kingdom, Germany and Ireland, Just Energy serves residential and commercial customers, providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy’s margin or gross profit on commodity products is derived from the difference between the commodity sale price to its customers and the related purchase price from its suppliers. The margin on certain non-commodity products is derived from the mark up price added to the cost of the product and charged to the customer. Just Energy is the parent company of Amigo Energy, Green Star Energy, Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy and TerraPass.

For a more detailed description of Just Energy’s business operations, refer to the "Operations overview" section on page 6 of this MD&A.

Forward-looking information

This MD&A may contain forward-looking statements and information, including guidance for EBITDA for the fiscal year ending March 31, 2018. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to general economic, business and market conditions, the ability of management to execute its business plan, levels of customer natural gas and electricity consumption, extreme weather conditions, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices and interest and exchange rates, actions taken by governmental authorities including energy marketing regulation, increases in taxes and changes in government regulations and incentive programs, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's Annual Information Form dated May 26, 2017 and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or by visiting EDGAR on the SEC’s website at www.sec.gov.

1.

Key terms

“5.75% convertible debentures” refers to the $100 million in convertible debentures issued by Just Energy to finance the purchase of Fulcrum Retail Holdings, LLC, issued in September 2011. The convertible debentures have a maturity date of September 30, 2018. See “Debt and financing for operations” on page 26 for further details.

“6.5% convertible bonds” refers to the US$150 million in convertible bonds issued in January 2014, which mature on July 29, 2019. Net proceeds were used to redeem Just Energy’s outstanding $90 million convertible debentures and pay down Just Energy’s line of credit. See “Debt and financing for operations” on page 26 for further details.

“6.75% convertible debentures” refers to the $160 million in convertible debentures issued in October 2016, which have a maturity date of December 31, 2021. Net proceeds were used to redeem Just Energy’s outstanding senior unsecured notes on October 5, 2016 and $225 million of its 6.0% convertible debentures on November 7, 2016. See “Debt and financing for operations” on page 26 for further details.

“Preferred shares” refers to the 8.50%, fixed-to-floating rate, cumulative, redeemable, perpetual preferred shares that were initially issued at a price of US$25.00 per preferred share in February 2017. The cumulative feature means that preferred shareholders are entitled to receive dividends at a rate of 8.50% on the initial offer price when, as and if, declared by our Board of Directors.

“Attrition” means customers whose contracts were terminated prior to the end of the term either at the option of the customer or by Just Energy.

“Customer” refers to an individual customer rather than an RCE (see key term below).

“Failed to renew” means customers who did not renew expiring contracts at the end of their term.

“Gross margin per RCE” refers to the energy gross margin realized on Just Energy’s RCE customer base, including gains/losses from the sale of excess commodity supply.

“LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“RCE” means residential customer equivalent, which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis and, as regards electricity, 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario, Canada.

Non-IFRS financial measures

Just Energy’s Interim Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). The financial measures that are defined below do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures presented by other companies. These financial measures should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS, but the Company believes that these measures are useful in providing relative operational profitability of the Company’s business.

2.

EBITDA

“EBITDA” refers to earnings before finance costs, income taxes, depreciation and amortization. This is a non-IFRS measure that reflects the operational profitability of the business.

Base EBITDA

“Base EBITDA” refers to EBITDA adjusted to exclude the impact of mark to market gains (losses) arising from IFRS requirements for derivative financial instruments as well as reflecting an adjustment for share-based compensation and non-controlling interest. This measure reflects operational profitability as the non-cash share-based compensation expense is treated as an equity issuance for the purpose of this calculation, as it will be settled in shares and the mark to market gains (losses) are associated with supply already sold in the future at fixed prices.

Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under current IFRS, the customer contracts are not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy and management has therefore excluded them from the Base EBITDA calculation.

Funds from operations

FFO refers to the cash flow generated by operations. FFO is calculated by Just Energy as gross margin adjusted for cash items including administrative expenses, selling and marketing expenses, bad debt expenses, finance costs, corporate taxes, capital taxes and other cash items. FFO also includes a seasonal adjustment for the gas markets in Ontario, Quebec, Manitoba and Michigan in order to include cash received from LDCs for gas not yet consumed by end customers.

base Funds from operations

Base FFO refers to FFO reduced by capital expenditures purchased to maintain productive capacity. Capital expenditures to maintain productive capacity represent the capital spend relating to capital and intangible assets.

Base Funds from Operations Payout Ratio

The payout ratio for Base FFO means dividends declared and paid as a percentage of Base FFO.

Embedded gross margin

“Embedded gross margin” is a rolling five-year measure of management’s estimate of future contracted energy gross margin. The energy marketing embedded gross margin is the difference between existing energy customer contract prices and the cost of supply for the remainder of the term, with appropriate assumptions for RCE attrition and renewals. It is assumed that expiring contracts will be renewed at target margin renewal rates.

Embedded gross margin indicates the margin expected to be realized from existing customers. It is intended only as a directional measure for future gross margin. It is not discounted to present value nor is it intended to take into account administrative and other costs necessary to realize this margin.

3.

Financial highlights
For the three months ended September 30
(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2018	(decrease)	Fiscal 2017
Sales	$851,927	(14)%	$992,828
Gross margin	142,663	(22)%	183,534
Administrative expenses	46,806	-	46,717
Selling and marketing expenses	58,577	(1)%	59,454
Finance costs (net of non-cash finance charges)	9,936	(22)%	12,705
Loss for the period[1]	(64,923)	NMF [3]	(161,608)
Loss per share available to shareholders - basic and diluted	(0.47)		(1.13)
Dividends/distributions	21,468	14%	18,814
Base EBITDA[2]	20,548	(64)%	56,851
Base FFO[2]	7,683	(85)%	52,561
Payout ratio on Base FFO[2]	279%		36%

1 Loss includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

2 See “Non-IFRS financial measures” on page 2.

3 Not a meaningful figure.

Just Energy’s financial results for the three months ended September 30, 2017 included sales of $851.9 million and gross margin of $142.7 million, 14% and 22% lower, respectively than the prior comparable quarter. Base EBITDA was $20.5 million, a decrease of 64% compared to the second quarter of fiscal 2017. The Company experienced a number of challenges in the quarter, many of which are non-recurring. The EBITDA was below our expectation due to reduced per-customer consumption arising from the abnormally mild summer weather in North America and hurricane and tropical storm patterns, including customer disruptions caused by Hurricane Harvey. Competitive market conditions also resulted in a one-time reduction in Texas renewal margins. The lower EBITDA in the quarter was also attributable to the Company’s significant investments in strategic sales growth initiatives.

The Company continues to control costs with administrative expenses remaining flat; selling and marketing expenses also roughly flat; and finance costs improved 22% during the quarter, offsetting strategic investments. Just Energy’s financial highlights for the three months ended September 30, 2017 are shown in the accompanying graph.

4.

Financial highlights
For the six months ended September 30
(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2018	(decrease)	Fiscal 2017
Sales	$1,699,633	(10)%	$1,891,237
Gross margin	300,226	(13)%	346,206
Administrative expenses	95,437	4%	91,418
Selling and marketing expenses	116,653	(1)%	117,244
Finance costs (net of non-cash finance charges)	19,323	(28)%	26,954
Profit for the period[1]	44,386	NMF [3]	321,063
Profit per share available to shareholders - basic	0.24		2.10
Profit per share available to shareholders - diluted	0.22		1.71
Dividends/distributions	43,251	15%	37,607
Base EBITDA[2]	53,057	(46)%	97,992
Base FFO[2]	28,191	(64)%	78,230
Payout ratio on Base FFO[2]	153%		48%
Embedded gross margin[2]	1,615,000	(15)%	1,894,600
Total RCEs	4,087,000	(5)%	4,311,000

1 Profit includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

2 See “Non-IFRS financial measures” on page 2.

3 Not a meaningful figure.

For the six months ended September 30, 2017, sales were $1.7 billion and gross margin was $300.2 million, 10% and 13% lower, respectively than the prior comparable period. Base EBITDA amounted to $53.1 million, a decrease of 46% from the first six months of fiscal 2017. The Company experienced a number of challenges in the quarter, many of which are non-recurring. The EBITDA was below our expectation due to reduced per-customer consumption arising from the abnormally mild summer weather in North America and hurricane and tropical storm patterns, including customer disruptions caused by Hurricane Harvey. Competitive market conditions also resulted in a one-time reduction in Texas renewal margins. The lower EBITDA in the quarter was also attributable to the Company’s significant investments in strategic sales growth initiatives.

5.

The administrative expenses increased 4% from comparable period attributable to investments in the growth initiatives; selling and marketing expenses were roughly flat; and finance costs improved 28% during the period. Just Energy’s financial highlights for the six months ended September 30, 2017 are shown in the accompanying graph.

FY2018 Q2 YTD Base EBITDA (millions)
$100.0
$90.0
$80.0
$70.0
$60.0
$50.0
$40.0
$30.0
$20.0
$10.0
$0.0
$98.0
($19.4)
($5.6)
($15.0)
($4.9)
$53.1
FY2017 Q2 YTD Base EBITDA
Weather
Hurricane Harvey
Growth initiatives
Performance
FY2018 Q2 YTD Base EBITDA

Operations overview

CONSUMER DIVISION

The sale of gas and electricity to customers with annual consumption equivalent to 15 RCEs and less is undertaken by the Consumer division. Marketing of the energy products of this division is primarily done through online marketing, door-to-door marketing as well as other newly implemented channels such as retail and affinity. Consumer customers make up 44% of Just Energy’s RCE base, which is currently focused on longer-term price-protected, flat-bill and variable rate product offerings as well as JustGreen products. To the extent that certain markets are better served by shorter-term or enhanced variable rate products, the Consumer division’s sales channels also offer these products.

Developments in connectivity and convergence and changes in customer preferences have created an opportunity for Just Energy to provide value added products and service bundles connected to energy. As a conservation solution, smart thermostats are offered as a bundled product with commodity contracts, but were also sold previously as a stand-alone unit. The smart thermostats are manufactured and distributed by ecobee Inc. (“ecobee”), a company in which Just Energy holds a 10% fully diluted equity interest. In addition, Just Energy has also expanded its product offering in some markets to include air filters, LED light bulbs and residential water sprinkler controllers.

6.

COMMERCIAL DIVISION

Customers with annual consumption equivalent to over 15 RCEs are served by the Commercial division. These sales are made through three main channels: brokers; door-to-door commercial independent contractors; and inside commercial sales representatives. Commercial customers make up 56% of Just Energy’s RCE base. Products offered to Commercial customers can range from standard fixed-price offerings to “one off” offerings, which are tailored to meet the customer’s specific needs. These products can be either fixed or floating rate or a blend of the two, and normally have terms of less than five years. Gross margin per RCE for this division is lower than Consumer margins, but customer aggregation costs and ongoing customer care costs per RCE are lower as well. Commercial customers have significantly lower attrition rates than those of Consumer customers.

ABOUT THE ENERGY MARKETS

NATURAL GAS

Just Energy offers natural gas customers a variety of products ranging from month-to-month variable-price contracts to five-year fixed-price contracts. Gas supply is purchased from market counterparties based on forecasted Consumer and small Commercial RCEs. For larger Commercial customers, gas supply is generally purchased concurrently with the execution of a contract. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Flat-bill products offer customers the ability to pay a fixed amount per period regardless of usage or changes in the price of the commodity.

The LDCs provide historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing requirements are outside the forecasted purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s realized customer gross margin may be reduced or increased depending upon market conditions at the time of balancing.

Territory	Gas delivery method
Ontario, Quebec, Manitoba and Michigan	The volumes delivered for a customer typically remain constant throughout the year. Sales are not recognized until the customer actually consumes the gas. During the winter months, gas is consumed at a rate that is greater than delivery, resulting in accrued gas receivables, and, in the summer months, deliveries to LDCs exceed customer consumption, resulting in gas delivered in excess of consumption. Just Energy receives cash from the LDCs as the gas is delivered, which is even throughout the year.
Alberta, British Columbia, New York, Illinois, Indiana, Ohio, California, Georgia, Maryland, New Jersey, Pennsylvania, Saskatchewan, the United Kingdom and Germany	The volume of gas delivered is based on the estimated consumption and storage requirements for each month. Therefore, the amount of gas delivered in the winter months is higher than in the spring and summer months. Consequently, cash flow received from most of these markets is greatest during the third and fourth (winter) quarters, as cash is normally received from the LDCs in the same period as customer consumption.

7.

ELECTRICITY

Just Energy services various territories in Canada, the U.S., the U.K. and Germany with electricity. A variety of electricity solutions are offered, including fixed-price, flat-bill and variable-price products on both short-term and longer-term electricity contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions. Flat-bill products offer a consistent price regardless of usage.

Just Energy purchases power supply from market counterparties for residential and small Commercial customers based on forecasted customer aggregation. Power supply is generally purchased concurrently with the execution of a contract for larger Commercial customers. Historical customer usage is obtained from LDCs, which, when normalized to average weather, provides Just Energy with an expected normal customer consumption. Furthermore, Just Energy mitigates exposure to weather variations through active management of the power portfolio, which involves, but is not limited to, the purchase of options, including weather derivatives.

Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing power purchases are outside the acceptable forecast, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. Any supply balancing not fully covered through customer pass-throughs, active management or the options employed may impact Just Energy’s gross margin depending upon market conditions at the time of balancing.

JUSTGREEN

Customers also have the ability to choose an appropriate JustGreen program to supplement their natural gas and electricity contracts, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.

JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects. Via power purchase agreements and renewable energy certificates, JustGreen’s electricity product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, solar, hydropower or biomass. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

Just Energy currently sells JustGreen gas and electricity in eligible markets across North America. Of all Consumer customers who contracted with Just Energy in the past trailing 12 months, 30% took JustGreen for some or all of their energy needs. On average, these customers elected to purchase 75% of their consumption as green supply. For comparison, as reported for the trailing 12 months ended September 30, 2016, 30% of Consumer customers who contracted with Just Energy chose to include JustGreen for an average of 91% of their consumption. As of September 30, 2017, JustGreen now makes up 13% of the Consumer gas portfolio, compared with 12% a year ago. JustGreen makes up 14% of the Consumer electricity portfolio, compared to 20% a year ago.

8.

EBITDA
For the three months ended September 30
(thousands of dollars)
	Fiscal 2018	Fiscal 2017
Reconciliation to Interim Financial Statements
Loss for the period	$(64,923)	$(161,608)
Add:
Finance costs	12,521	17,882
Provision for (recovery of) income taxes	(1,833)	4,881
Depreciation and amortization	6,085	5,536
EBITDA	$(48,150)	$(133,309)
Add (subtract):
Change in fair value of derivative instruments and other	70,923	194,389
Share-based compensation	1,716	1,425
Profit attributable to non-controlling interest	(3,941)	(5,654)
Base EBITDA	$20,548	$56,851

Gross margin per Interim Financial Statements	$142,663	$183,534
Add (subtract):
Administrative expenses	(46,806)	(46,717)
Selling and marketing expenses	(58,577)	(59,454)
Bad debt expense	(13,763)	(14,818)
Amortization included in cost of sales	769	735
Other income (expenses)	203	(775)
Profit attributable to non-controlling interest	(3,941)	(5,654)
Base EBITDA	$20,548	$56,851

9.

EBITDA
For the six months ended September 30
(thousands of dollars)
	Fiscal 2018	Fiscal 2017
Reconciliation to Interim Financial Statements
Profit for the period	$44,386	$321,063
Add:
Finance costs	24,511	35,855
Provision for income taxes	4,964	30,178
Depreciation and amortization	11,319	10,033
EBITDA	$85,180	$397,129
Add (subtract):
Change in fair value of derivative instruments and other	(39,694)	(290,948)
Share-based compensation	16,963	2,902
Profit attributable to non-controlling interest	(9,392)	(11,091)
Base EBITDA	$53,057	$97,992

Gross margin per Interim Financial Statements	$300,226	$346,206
Add (subtract):
Administrative expenses	(95,437)	(91,418)
Selling and marketing expenses	(116,653)	(117,244)
Bad debt expense	(29,035)	(28,388)
Amortization included in cost of sales	1,546	1,454
Other income (expenses)	1,802	(1,527)
Profit attributable to non-controlling interest	(9,392)	(11,091)
Base EBITDA	$53,057	$97,992

For the three months ended September 30, 2017, Base EBITDA amounted to $20.5 million, a decrease of 64% from $56.9 million in the prior comparable quarter. The Company experienced a number of challenges in the quarter, many of which are non-recurring. The EBITDA was below our expectation due to reduced per-customer consumption arising from the abnormally mild summer weather in North America and hurricane and tropical storm patterns, including customer disruptions caused by Hurricane Harvey. Competitive market conditions also resulted in a one-time reduction in Texas renewal margins. The lower EBITDA in the quarter was also attributable to the Company’s significant investments in strategic sales growth initiatives.

Sales decreased by 14% for the second quarter ended September 30, 2017. Gross margin was down 22%. Administrative expenses were in line with the prior comparable quarter at $46.8 million as cost containment efforts offset higher costs required to support customer growth in the U.K., international expansion and new strategic initiatives. Selling and marketing expenses for the three months ended September 30, 2017 were $58.6 million, a 1% decrease from $59.5 million reported in the prior comparable quarter.

Finance costs (net of non-cash finance charges) were $9.9 million, a decrease of 22% from prior comparable quarter as a result of the redemption of the 6.0% convertible debentures and the senior unsecured notes, offset by the finance costs from the issuance of the 6.75% convertible debentures

Bad debt expense was $13.8 million for the three months ended September 30, 2017, a decrease of 7% from $14.8 million recorded for the prior comparable quarter. For the six months ended September 30, 2017, the bad debt expense of $29.0 million represents approximately 2.2% of revenue in the jurisdictions where the Company bears the credit risk, an increase from the 1.9% of revenue reported for the six months ended September 30, 2016.

10.

For the six months ended September 30, 2017, Base EBITDA amounted to $53.1 million, a decrease of 46% from $ 98.0 million in the prior comparable period. The Company experienced a number of challenges in the quarter, many of which are non-recurring. The EBITDA was below our expectation due to reduced per-customer consumption arising from the abnormally mild summer weather in North America and hurricane and tropical storm patterns, including customer disruptions caused by Hurricane Harvey. Competitive market conditions also resulted in a one-time reduction in Texas renewal margins. The lower EBITDA in the quarter was also attributable to the Company’s significant investments in strategic sales growth initiatives.

For the six months ended September 30, 2017, sales decreased by 10% and the gross margin decreased by 13%. For the six months ended September 30, 2017, administrative expenses increased by 4% from $91.4 million to $95.4 million. The increase over the prior comparable period resulted from growth in the U.K., incremental costs associated with international expansion and efforts relating to new strategic initiatives. For the six months ended September 30, 2017, selling and marketing expenses were in line with the prior comparable period at $116.7 million.

For more information on the changes in the results from operations, please refer to “Gross margin” on page 20 and “Administrative expenses” and “Selling and marketing expenses”, which are further explained on pages 22 and 23.

EMBEDDED GROSS MARGIN

Management's estimate of the future embedded gross margin is as follows:

(millions of dollars)
	As at	As at	Sep 30 vs.	As at	2017 vs.
	Sept. 30,	June 30,	June 30,	Sept. 30,	2016
	2017	2017	variance	2016	variance
Energy marketing	$1,615.0	$1,673.7	(4)%	$1,894.6	(15)%

Management’s estimate of the future embedded gross margin within its customer contracts amounted to $1,615.0 million as of September 30, 2017, a decrease of 4% compared to the embedded gross margin as of June 30, 2017. This decrease is a result of a negative impact of $42.2 million from foreign exchange.

Embedded gross margin indicates the margin expected to be realized over the next five years from existing customers. It is intended only as a directional measure for future gross margin. It is not discounted to present value nor is it intended to take into account administrative and other costs necessary to realize this margin. As our mix of customers continues to reflect a higher proportion of Commercial volume, the embedded gross margin may, depending on currency rates, grow at a slower pace than customer growth; however, the underlying costs necessary to realize this margin will also decline.

11.

Funds from Operations
For the three months ended September 30
(thousands of dollars)
	Fiscal 2018	Fiscal 2017
Cash inflow from operating activities	$9,186	$61,091
Add (subtract):
Changes in non-cash working capital	5,442	(2,361)
Profit attributable to non-controlling interest	(3,941)	(5,654)
Tax adjustment	821	2,678
Funds from Operations	$11,508	$55,754
Less: Maintenance capital expenditures	(3,825)	(3,193)
Base Funds from Operations	$7,683	$52,561

Gross margin from Interim Financial Statements	$142,663	$183,534
Add (subtract):
Adjustment required to reflect net cash receipts from gas sales	4,881	14,269
Administrative expenses	(46,806)	(46,717)
Selling and marketing expenses	(58,577)	(59,454)
Bad debt expense	(13,763)	(14,818)
Current income tax provision	(3,893)	(2,571)
Amortization included in cost of sales	769	735
Other incomes (expenses)	203	(775)
Financing charges, non-cash	2,585	5,177
Finance costs	(12,521)	(17,882)
Other non-cash adjustments	(4,033)	(5,744)
Funds from Operations	$11,508	$55,754
Less: Maintenance capital expenditures	(3,825)	(3,193)
Base Funds from Operations	$7,683	$52,561
Base Funds from Operations payout ratio	279%	36%
Dividends/distributions
Dividends on common shares	$18,349	$18,471
Dividends on preferred shares	2,806	-
Distributions for share-based awards	313	343
Total dividends/distributions	$21,468	$18,814

12.

Funds from Operations
For the six months ended September 30
(thousands of dollars)
	Fiscal 2018	Fiscal 2017
Cash inflow from operating activities	$29,795	$80,138
Add (subtract):
Changes in non-cash working capital	4,886	9,572
Profit attributable to non-controlling interest	(9,392)	(11,091)
Tax adjustment	11,307	7,138
Funds from Operations	$36,596	$85,757
Less: Maintenance capital expenditures	(8,405)	(7,527)
Base Funds from Operations	$28,191	$78,230

Gross margin from Interim Financial Statements	$300,226	$346,206
Add (subtract):
Adjustment required to reflect net cash receipts from gas sales	7,530	19,525
Administrative expenses	(95,437)	(91,418)
Selling and marketing expenses	(116,653)	(117,244)
Bad debt expense	(29,035)	(28,388)
Current income tax provision	(4,484)	(4,626)
Amortization included in cost of sales	1,546	1,454
Other income (expenses)	1,802	(1,527)
Financing charges, non-cash	5,188	8,901
Finance costs	(24,511)	(35,855)
Other non-cash adjustments	(9,576)	(11,271)
Funds from Operations	$36,596	$85,757
Less: Maintenance capital expenditures	(8,405)	(7,527)
Base Funds from Operations	$28,191	$78,230
Base Funds from Operations payout ratio	153%	48%
Dividends/distributions
Dividends on common shares	$36,725	$36,871
Dividends on preferred shares	5,815	-
Distributions for share-based awards	711	736
Total dividends/distributions	$43,251	$37,607

Base FFO for the three months ended September 30, 2017 was $7.7 million, a decrease of 85% compared with Base FFO of $52.6 million for the prior comparable quarter. The Company experienced a number of challenges in the quarter, many of which are non-recurring. The EBITDA was below our expectation due to reduced per-customer consumption arising from the abnormally mild summer weather in North America and hurricane and tropical storm patterns, including customer disruptions caused by Hurricane Harvey. Competitive market conditions also resulted in a one-time reduction in Texas renewal margins. The lower EBITDA in the quarter was also attributable to the Company’s significant investments in strategic sales growth initiatives.

For the six months ended September 30, 2017, Base FFO was $28.2 million, a decrease of 64% from the prior comparable period when Base FFO was $78.2 million, mainly due to weather and market conditions as described above, combined with a 5% decline in customer base from the prior comparable period; and the Company’s investments in strategic sales growth initiatives. The decrease in Base EBITDA was partially offset by cost productivity initiatives by the Company.

13.

Dividends and distributions for the three months ended September 30, 2017 were $21.5 million, an increase of 14% from the prior comparable quarter in fiscal 2017, resulting from the issuance of preferred shares. For the six months ended September 30, 2017, dividends and distributions were $43.3 million, an increase of 15% compared to $37.6 million reported for the six months ended September 30, 2016. The payout ratio on Base FFO was 279% for the three months ended September 30, 2017, compared to 36% reported in the second quarter of fiscal 2017, primarily resulting from the lower Base FFO described above. For the six months ended September 30, 2017, the payout ratio on Base FFO was 153%, compared with 48% in the prior comparable period. For the trailing 12 months ended September 30, 2017, the payout ratio was 106%, compared with a payout ratio of 50% for the trailing 12 months ended September 30, 2016.

Summary of quarterly results for operations
(thousands of dollars, except per share amounts)
	Q2	Q1	Q4	Q3
	Fiscal 2018	Fiscal 2018	Fiscal 2017	Fiscal 2017
Sales	$851,927	$847,706	$947,281	$918,536
Gross margin	142,663	157,563	175,412	174,353
Administrative expenses	46,806	48,631	32,448	44,567
Selling and marketing expenses	58,577	58,076	53,727	55,337
Finance costs	12,521	11,990	16,745	25,477
Profit (loss) for the period	(64,923)	109,309	(38,220)	188,041
Profit (loss) for the period per share – basic	(0.47)	0.71	(0.30)	1.22
Profit (loss) for the period per share – diluted	(0.47)	0.56	(0.30)	0.98
Dividends/distributions paid	21,468	21,783	20,344	18,800
Base EBITDA	20,548	32,509	75,018	51,489
Base Funds from Operations	7,683	20,508	28,588	20,940
Payout ratio on Base Funds from Operations	279%	106%	71%	90%

	Q2	Q1	Q4	Q3
	Fiscal 2017	Fiscal 2017	Fiscal 2016	Fiscal 2016
Sales	$992,828	$898,409	$1,075,880	$1,009,709
Gross margin	183,534	162,672	204,289	179,937
Administrative expenses	46,717	44,701	49,504	42,934
Selling and marketing expenses	59,454	57,790	62,259	67,061
Finance costs	17,882	17,973	20,312	17,731
Profit (loss) for the period	(161,608)	482,671	30,893	10,188
Profit (loss) for the period per share – basic	(1.13)	3.24	0.16	0.04
Profit (loss) for the period per share – diluted	(1.13)	2.51	0.14	0.04
Dividends/distributions paid	18,814	18,793	18,730	18,662
Base EBITDA	56,851	41,141	67,345	55,724
Base Funds from Operations	52,561	25,669	43,822	26,783
Payout ratio on Base Funds from Operations	36%	73%	43%	70%

Just Energy’s results reflect seasonality, as electricity consumption is slightly greater in the first and second quarters (summer quarters) and gas consumption is significantly greater during the third and fourth quarters (winter quarters). Electricity and gas customers currently represent 76% and 24%, respectively, of the customer base. Since consumption for each commodity is influenced by weather, annual quarter over quarter comparisons are more relevant than sequential quarter comparisons.

14.

Analysis of the second quarter

Sales decreased by 14% to $851.9 million for the three months ended September 30, 2017 from $992.8 million recorded in the second quarter of fiscal 2017. The gross margin was $142.7 million, a decrease of 22% from the prior comparable quarter. The decrease in sales was attributable to reduced per-customer consumption arising from the abnormally mild summer weather in North America and hurricane and tropical storm patterns, including customer disruptions caused by Hurricane Harvey. Competitive market conditions also resulted in a one-time reduction in Texas renewal margins. The decrease in gross margin was primarily due to the one-time weather event and the resulting reduction in consumption.

Administrative expenses for the three months ended September 30, 2017 remained flat at $46.8 million as cost containment efforts offset higher costs required to support customer growth in the U.K., international expansion as well as efforts relating to new strategic initiatives.

Selling and marketing expenses for the three months ended September 30, 2017 were $58.6 million, consistent with the prior comparable quarter.

Total finance costs for the three months ended September 30, 2017 amounted to $12.5 million, a decrease of 30% from $17.9 million reported for the three months ended September 30, 2016. The lower finance costs were a result of the redemption of the 6.0% convertible debentures and the senior unsecured notes in fiscal 2017, offset by the finance costs from the issuance of the 6.75% convertible debentures.

The change in fair value of derivative instruments and other resulted in a non-cash loss of $70.9 million for the three months ended September 30, 2017, compared to a non-cash loss of $194.4 million in the prior comparative quarter, as market prices relative to Just Energy’s future electricity supply contracts decreased by an average of $1.45/MWh, while future gas contracts increased by an average of $0.10/GJ. Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under current IFRS, the customer contracts are not marked to market but there is a requirement to mark to market the future supply contracts.

The loss for the three months ended September 30, 2017 was $64.9 million, representing a loss per share of $0.47 on a basic and diluted basis. For the prior comparable quarter, the loss was $161.6 million, representing a loss per share of $1.13 on a basic and diluted basis.

Base EBITDA was $20.5 million for the three months ended September 30, 2017, a decrease of 64% from $56.9 million in the prior comparable quarter as a result of reduced per-customer consumption arising from the abnormally mild summer weather in North America and hurricane and tropical storm patterns, including customer disruptions caused by Hurricane Harvey. Competitive market conditions also resulted in a one-time reduction in Texas renewal margins.

Base FFO was $7.7 million for the second quarter of fiscal 2018, down 85% compared to $52.6 million in the prior comparable quarter as a result of lower Base EBITDA in the current quarter, partially offset by the decrease in cash financing costs of $2.8 million due to the Company’s debt restructuring efforts over the past year.

Dividends and distributions paid were $21.5 million, an increase of 14% compared to $18.8 million paid in the second quarter of fiscal 2017 as a result of dividends paid to preferred shareholders, which amounted to $2.8 million. The payout ratio on Base FFO for the quarter ended September 30, 2017 was 279%, compared with 36% in the prior comparable quarter. The payout ratio for the trailing 12 months ended September 30, 2017 was 106%, compared with 50% for the trailing 12 months ended September 30, 2016.

15.

Segmented Base EBITDA[1]
For the three months ended September 30
(thousands of dollars)
		Fiscal 2018
	Consumer	Commercial
	division	division	Consolidated
Sales	$504,705	$347,222	$851,927
Cost of sales	(397,318)	(311,946)	(709,264)
Gross margin	107,387	35,276	142,663
Add (subtract):
Administrative expenses	(32,294)	(14,512)	(46,806)
Selling and marketing expenses	(36,648)	(21,929)	(58,577)
Bad debt expense	(16,176)	2,413	(13,763)
Amortization included in cost of sales	769	-	769
Other income (expenses)	(296)	499	203
Profit attributable to non-controlling interest	(3,941)	-	(3,941)
Base EBITDA from operations	$18,801	$1,747	$20,548

		Fiscal 2017
	Consumer	Commercial
	division	division	Consolidated
Sales	$527,286	$465,542	$992,828
Cost of sales	(396,655)	(412,639)	(809,294)
Gross margin	130,631	52,903	183,534
Add (subtract):
Administrative expenses	(32,905)	(13,812)	(46,717)
Selling and marketing expenses	(36,259)	(23,195)	(59,454)
Bad debt expense	(9,232)	(5,586)	(14,818)
Amortization included in cost of sales	735	-	735
Other expenses	(262)	(513)	(775)
Profit attributable to non-controlling interest	(5,654)	-	(5,654)
Base EBITDA from operations	$47,054	$9,797	$56,851

16.

Segmented Base EBITDA[1]
For the six months ended September 30
(thousands of dollars)
		Fiscal 2018
	Consumer	Commercial
	division	division	Consolidated
Sales	$991,471	$708,162	$1,699,633
Cost of sales	(768,579)	(630,828)	(1,399,407)
Gross margin	222,892	77,334	300,226
Add (subtract):
Administrative expenses	(69,075)	(26,362)	(95,437)
Selling and marketing expenses	(72,648)	(44,005)	(116,653)
Bad debt expense	(28,525)	(510)	(29,035)
Amortization included in cost of sales	1,546	-	1,546
Other income (expenses)	(450)	2,252	1,802
Profit attributable to non-controlling interest	(9,392)	-	(9,392)
Base EBITDA from operations	$44,348	$8,709	$53,057

		Fiscal 2017
	Consumer	Commercial
	division	division	Consolidated
Sales	$991,352	$899,885	$1,891,237
Cost of sales	(735,973)	(809,058)	(1,545,031)
Gross margin	255,379	90,827	346,206
Add (subtract):
Administrative expenses	(67,054)	(24,364)	(91,418)
Selling and marketing expenses	(71,661)	(45,583)	(117,244)
Bad debt expense	(20,999)	(7,389)	(28,388)
Amortization included in cost of sales/selling and marketing expenses	1,454	-	1,454
Other expenses	(335)	(1,192)	(1,527)
Profit attributable to non-controlling interest	(11,091)	-	(11,091)
Base EBITDA from operations	$85,693	$12,299	$97,992

1The segment definitions are provided on page 6.

Consumer Energy contributed $18.8 million to Base EBITDA for the three months ended September 30, 2017, a decrease of 60% from $47.1 million in the prior comparative quarter. Commercial Energy contributed $1.7 million to Base EBITDA, a decrease of 82% from the prior comparable quarter, when the segment contributed $9.8 million. The decreases in Base EBITDA for both Consumer Energy and Commercial Energy were attributable to reduced per-customer consumption arising from the abnormally mild summer weather in North America and hurricane and tropical storm patterns, including customer disruptions caused by Hurricane Harvey. Competitive market conditions also resulted in a one-time reduction in Texas renewal margins.

For the six months ended September 30, 2017, Base EBITDA was $53.1 million, a decrease of 46% from $ 98.0 million recorded in the prior comparable period. The Consumer division contributed $44.3 million to Base EBITDA for the six months ended September 30, 2017, a decrease of 48% from $85.7 million reported for the six months ended September 30, 2016. The Commercial division contributed $8.7 million to Base EBITDA, a 29% decrease from the prior comparable period, when the segment contributed $12.3 million.

17.

Customer aggregation

RCE SUMMARY
	July 1,			Failed to	Sept. 30,	% increase	Sept. 30,	% increase
	2017	Additions	Attrition	renew	2017	(decrease)	2016	(decrease)
Consumer Energy
Gas	628,000	43,000	(27,000)	(17,000)	627,000	-	624,000	-
Electricity	1,182,000	126,000	(98,000)	(42,000)	1,168,000	(1)%	1,205,000	(3)%
Total Consumer RCEs	1,810,000	169,000	(125,000)	(59,000)	1,795,000	(1)%	1,829,000	(2)%
Commercial Energy
Gas	278,000	66,000	(4,000)	(3,000)	337,000	21%	245,000	38%
Electricity	1,988,000	75,000	(23,000)	(85,000)	1,955,000	(2)%	2,237,000	(13)%
Total Commercial RCEs	2,266,000	141,000	(27,000)	(88,000)	2,292,000	1%	2,482,000	(8)%
Total RCEs	4,076,000	310,000	(152,000)	(147,000)	4,087,000	-	4,311,000	(5)%

Just Energy’s total RCE base is currently at 4.1 million, a 5% decrease from one year ago. Gross RCE additions for the quarter ended September 30, 2017 were 310,000, an increase of 58% compared to RCEs added in the second quarter of fiscal 2017. Net additions were a positive 11,000 for the second quarter of fiscal 2018, compared with a negative 75,000 net RCE additions in the second quarter of fiscal 2017.

Consumer RCE additions amounted to 169,000 for the three months ended September 30, 2017, a 47% increase from 115,000 gross RCE additions recorded in the prior comparable quarter, resulting from increased RCE additions in the U.S. market. Net RCE additions for the Consumer division increased 61% to negative 15,000 for the three months ended September 30, 2017, compared with negative 38,000 reported in the prior comparable period. As of September 30, 2017, the U.S., Canadian and U.K. segments accounted for 63%, 21% and 16% of the Consumer RCE base, respectively.

Commercial RCE additions were 141,000 for the three months ended September 30, 2017, a 74% increase over the prior comparable quarter as a result of increased additions from large natural gas Commercial and Industrial RCEs. Just Energy remains focused on increasing the gross margin per RCE added for Commercial customers and, as a result, has been more selective in its market strategy. As of September 30, 2017, the U.S., Canadian and U.K. segments accounted for 70%, 23% and 7% of the Commercial RCE base, respectively.

In addition to the RCEs referenced in the above table, the Consumer RCE base also includes 46,000 smart thermostat customers. These smart thermostats are bundled with a commodity contract and are currently offered in Ontario, Alberta and Texas. Customers with bundled products have lower attrition and higher overall profitability. Further expansion of the energy management solutions is a key driver of continued growth for Just Energy with additional product offerings contributing to lower attrition rates.

For the three months ended September 30, 2017, 33% of the total Consumer and Commercial RCE additions were generated from commercial brokers, 51% through online and other non-door-to-door sales channels and 16% from door-to-door sales. In the prior comparable period, 41% of RCE additions were generated from commercial brokers, 39% from online and other sales channels and 20% using door-to-door sales.

Just Energy’s geographical footprint continues to diversify outside of North America. The U.K. operations increased their RCE base by 23% to 429,000 RCEs during six months ended September 30, 2017 with strong growth in its Consumer RCE base. As of September 30, 2017, the U.S., Canadian and U.K. segments accounted for 67%, 22% and 11% of the RCE base, respectively. At September 30, 2016, the U.S., Canadian and U.K. segments represented 71%, 22% and 7% of the RCE base, respectively.

The Company’s launch of the new retail consumer sales channel continued to meet expectations in the second quarter of fiscal 2018. The retail channel added 19,000 new RCEs during the second quarter. During the quarter ended September 30, 2017, four new retail partnerships were added and two were terminated bringing the total to 11 retail partnerships. The total number of stores with a Just Energy kiosk increased in the second quarter of fiscal 2018 by 152 bringing the total to 237 retail stores with kiosks.

18.

CUSTOMER SUMMARY (in thousands)
	As at	As at	% increase
	September 30, 2017	April 1, 2017	(decrease)

Consumer	1,468	1,357	8%
Commercial	112	117	(4)%
Total customer count	1,580	1,474	7%

With the diversification of product offerings to include more than commodities, Just Energy anticipates that the number of customers will become an increasingly relevant measure for reporting and will eventually replace the RCE reporting.

ATTRITION
	Trailing 12	Trailing 12
	months ended	months ended
	September 30, 2017	September 30, 2016

Consumer	22%	26%
Commercial	5%	8%
Total attrition	11%	15%

The combined attrition rate for Just Energy was 11% for the trailing 12 months ended September 30, 2017, a decrease of four percentage points from the 15% reported in the prior comparable period. The Consumer attrition rate decreased four percentage points to 22% from a year ago together with the Commercial attrition rate decreased three percentage points to 5%. The decrease in the Consumer attrition rate is a result of Just Energy’s focus on becoming the customers’ “trusted advisor” and providing a variety of energy management solutions to its customer base to drive customer loyalty.

The Company carefully monitors the levels of customer complaints from its Consumer and Commercial divisions. The goal is to resolve all complaints registered within five days of receipt. Our corporate target is to have an outstanding complaint rate of less than 0.05% of customers at any time. As of September 30, 2017, the total outstanding rate was 0.01%.

RENEWALS
	Trailing 12	Trailing 12
	months ended	months ended
	September 30, 2017	September 30, 2016

Consumer	73%	78%
Commercial	52%	53%
Total renewals	61%	61%

The Just Energy renewal process is a multifaceted program that aims to maximize the number of customers who choose to renew their contract prior to the end of their existing contract term. Efforts begin up to 15 months in advance, allowing a customer to renew for an additional period. Overall, the renewal rate was 61% for the trailing 12 months ended September 30, 2017 and September 30, 2016. The Consumer renewal rate decreased by five percentage points to 73%, while the Commercial renewal rate has decreased by one percentage point to 52%. The decline in Consumer renewal rate reflected a very competitive market for Consumer renewals with competitors pricing aggressively and Just Energy’s focus on improving retained customers’ profitability rather than pursuing low margin growth. In addition, consumer renewals in Canada have been negatively impacted by new consumer protection rules in Alberta and Ontario which prohibits selling energy products door-to-door, bans contracting with consumers at their home and disallows the automatic renewal or extension of expiring contracts.

19.

ENERGY CONTRACT RENEWALS
This table shows the customers up for renewal in the following fiscal periods:

	Consumer		Commercial
	Gas	Electricity	Gas	Electricity
Remainder of 2018	10%	11%	14%	16%
2019	23%	31%	23%	31%
2020	22%	21%	19%	21%
2021	20%	17%	12%	11%
Beyond 2021	25%	20%	32%	21%
Total	100%	100%	100%	100%
Note: All month-to-month customers, which represent 669,000 RCEs, are excluded from the table above.

Gross margin
For the three months ended September 30
(thousands of dollars)
	Fiscal 2018			Fiscal 2017
	Consumer	Commercial	Total	Consumer	Commercial	Total
Gas	$20,985	$2,314	$23,299	$23,803	$2,742	$26,545
Electricity	86,401	32,963	119,364	106,828	50,161	156,989
	$107,386	$35,277	$142,663	$130,631	$52,903	$183,534
Decrease	(18)%	(33)%	(22)%

For the six months ended September 30
(thousands of dollars)
	Fiscal 2018			Fiscal 2017
	Consumer	Commercial	Total	Consumer	Commercial	Total
Gas	48,640	4,850	53,490	56,268	7,499	63,767
Electricity	174,253	72,483	246,736	199,111	83,328	282,439
	222,893	77,333	300,226	255,379	90,827	346,206
Decrease	(13)%	(15)%	(13)%

CONSUMER ENERGY

Gross margin for the three months ended September 30, 2017 for the Consumer division was $107.4 million, a decrease of 18% from $130.6 million recorded in the prior comparable quarter. For the six months ended September 30, 2017, gross margin for the Consumer division was $222.9 million, a decrease of 13% from $255.4 million recorded for the six months ended September 30, 2016. Average realized gross margin for the Consumer division for the rolling 12 months ended September 30, 2017 was $253/RCE, representing a 3% decrease from $261/RCE reported in the prior comparable quarter. The gross margin/RCE value includes an appropriate allowance for bad debt expense in applicable markets.

Gas

Gross margin from gas customers in the Consumer division was $21.0 million for the three months ended September 30, 2017, a decrease from $23.8 million recorded in the prior comparable quarter. For the six months ended September 30, 2017, the gross margin contribution from the gas markets decreased by 14% over the prior comparable period to $48.6 million as a result of lower gross margin per RCE in the current quarter and negative foreign exchange impact as a result of the weakening of the U.S. dollar and U.K. pound.

20.

Electricity

Gross margin from electricity customers in the Consumer division was $86.4 million for the three months ended September 30, 2017, a 19% decrease from $106.8 million recorded in the prior comparable quarter. For the six months ended September 30, 2017, gross margin from electricity markets decreased 12% to $174.3 million. The decrease in gross margins was due to reduced per-customer consumption arising from the abnormally mild summer weather in North America and hurricane and tropical storm patterns, including customer disruptions caused by Hurricane Harvey. Competitive market conditions also resulted in a one-time reduction in Texas renewal margins.

COMMERCIAL ENERGY

Gross margin for the Commercial division was $35.3 million for the three months ended September 30, 2017, a decrease of 33% from $52.9 million recorded in the prior comparable quarter. For the six months ended September 30, 2017, gross margin for the Commercial division was $77.3 million, a decrease of 15% from $90.8 million recorded for the six months ended September 30, 2016. The decrease in gross margins was due to reduced per-customer consumption arising from the abnormally mild summer weather in North America and hurricane and tropical storm patterns, including customer disruptions caused by Hurricane Harvey. Competitive market conditions also resulted in a one-time reduction in Texas renewal margins.

Average realized gross margin for the rolling 12 months ended September 30, 2017 was $88/RCE, an increase of 11% from the $80/RCE reported in the prior comparable period. The gross margin per RCE value includes an appropriate allowance for bad debt expense in Illinois, Texas, Georgia, Michigan and California.

Gas

Gas gross margin for the Commercial division was $2.3 million for the three months ended September 30, 2017, a decrease of 16% from $2.7 million recorded in the prior comparable quarter. For the six months ended September 30, 2017, the gross margin contribution from the gas markets decreased by 35% from the prior comparable period to $4.9 million. The decrease in gross margin for the three and six months ended September 30, 2017 is as a result of lower gross margin per RCE and negative foreign exchange impact as a result of the weakening of the U.S. dollar and U.K. pound.

Electricity

The Commercial division’s electricity gross margin for the three months ended September 30, 2017 was $33.0 million, a decrease of 34% from $50.2 million recorded in the prior comparable quarter. Gross margin from the Commercial electricity markets for the six months ended September 30, 2017 was $72.5 million, a decrease of 13% from $83.3 million recorded in the six months ended September 30, 2016. The decrease in gross margins is due to reduced per-customer consumption arising from the abnormally mild summer weather in North America and hurricane and tropical storm patterns, including customer disruptions caused by Hurricane Harvey.

GROSS MARGIN ON NEW AND RENEWING CUSTOMERS

The table below depicts the annual margins on contracts for Consumer and Commercial customers signed during the quarter. This table reflects the gross margin (sales price less costs of associated supply and allowance for bad debt) earned on new additions and renewals, including both brown commodities and JustGreen supply.

21.

Annual gross margin per RCE
	Q2 Fiscal	Number of	Q2 Fiscal	Number of
	2018	customers	2017	customers

Consumer customers added and renewed	$197	285,000	$208	223,000
Consumer customers lost	201	186,000	199	153,000
Commercial customers added and renewed	88	180,000	89	170,000
Commercial customers lost	78	112,000	76	118,000

For the three months ended September 30, 2017, the average gross margin per RCE for the customers added and renewed by the Consumer division was $197/RCE, a decrease from $208/RCE added in the prior comparable period. While these 12-month contracts carry lower gross margins than the Company’s longer-term products, the majority of these customers also selected electronic billing and electronic payment which lowers the Company’s costs to serve and improves its cash flow. The average gross margin per RCE for the Consumer customers lost during the three months ended September 30, 2017 was $201/RCE, slight increase from the margin lost on customers in the prior comparable period.

For the Commercial division, the average gross margin per RCE for the customers signed during the three months ended September 30, 2017 was $88/RCE, a decrease from $89/RCE added in the prior comparable period. Customers lost through attrition and failure to renew during the three months ended September 30, 2017 were at an average gross margin of $78/RCE, an increase from $76/RCE reported in the prior comparable period due to the customers being added at higher margins in recent periods. Management will continue its margin optimization efforts by focusing on ensuring customers added meet its profitability targets.

Overall consolidated results

ADMINISTRATIVE EXPENSES
(thousands of dollars)
	Three months	Three months		Six months	Six months
	ended	ended	%	ended	ended
	Sept. 30,	Sept. 30,	increase	Sept. 30,	Sept. 30,	%
	2017	2016	(decrease)	2017	2016	increase
Consumer Energy	$32,294	$32,905	(2)%	$69,075	$67,054	3%
Commercial Energy	14,512	13,812	5%	26,362	24,364	8%
Total administrative expenses	$46,806	$46,717	-	$95,437	$91,418	4%

Total administrative expenses for the three months ended September 30, 2017 remained consistent with the prior comparable period. The Consumer division’s administrative expenses were $32.3 million for the three months ended September 30, 2017, a decrease of 2% from $32.9 million recorded in the prior comparable quarter. The Commercial division’s administrative expenses were $14.5 million for the second quarter of fiscal 2018, a 5% increase from $13.8 million reported for the prior comparable quarter.

Administrative expenses increased by 4% to $95.4 million for the six months ended September 30, 2017 from $91.4 million recorded in the prior comparative period. Consumer and Commercial administrative expenses for the six months ended September 30, 2017 were $69.1 million and $26.4 million, an increase of 3% and an increase of 8% over the prior comparable period, respectively, as a result of the increased administrative costs for the growth in the U.K. operations, as well as costs associated with international expansion and new strategic initiatives.

22.

SELLING AND MARKETING EXPENSES
(thousands of dollars)
	Three months	Three months		Six months	Six months
	ended	ended	%	ended	ended	%
	Sept. 30,	Sept. 30,	increase	Sept. 30,	Sept. 30,	increase
	2017	2016	(decrease)	2017	2016	(decrease)
Consumer Energy	$36,648	$36,259	1%	$72,648	$71,661	1%
Commercial Energy	21,929	23,195	(5)%	44,005	45,583	(3)%
Total selling and marketing expenses	$58,577	$59,454	(1)%	$116,653	$117,244	(1)%

Selling and marketing expenses, which consist of commissions paid to independent sales contractors, brokers and sales agents, as well as sales-related corporate costs, were $58.6 million, a decrease of 1% from $59.5 million in the second quarter of fiscal 2017.

The selling and marketing expenses for the Consumer division were $36.6 million for the three months ended September 30, 2017, a 1% increase from $36.3 million recorded in the prior comparable quarter. The selling expenses increased due to significant RCE growth in the U.K.

The selling and marketing expenses for the Commercial division were $21.9 million for the three months ended September 30, 2017, down 5% from $23.2 million recorded in the prior comparable quarter. This decrease is a result of lower commission expenses due to an 8% decrease in Commercial RCE for the six months ended September 30, 2017.

For the six months ended September 30, 2017, selling and marketing expenses were $116.7 million, a decrease of 1% compared to $117.2 million in the prior comparable period. The Consumer division’s selling and marketing expenses were up 1% to $72.6 million compared to $71.7 million for the six months ended September 30, 2016. Selling and marketing expenses for the Commercial division were $44.0 million for the six months ended September 30, 2017, a decrease of 3% compared to $45.6 million in the prior comparable period as a result of residual lower commission expenses in the current period.

The aggregation costs per customer for the last 12 months for Consumer customers signed by independent representatives and Commercial customers signed by brokers were as follows:

	Fiscal 2018		Fiscal 2017
Consumer	$180	/RCE	$203	/RCE
Commercial	$42	/RCE	$40	/RCE

The average aggregation cost for the Consumer division was $180/RCE for the trailing 12 months ended September 30, 2017, a decrease from $203/RCE reported in the prior comparable period. The decrease in cost in the current 12-month period over the prior year in a result of shift in Company’s sales channels from door-to-door to online broker and other non-door-to-door channels sales channels.

The $42 average aggregation cost for Commercial division customers is based on the expected average annual cost for the respective customer contracts. It should be noted that commercial broker contracts are paid further commissions averaging $42 per year for each additional year that the customer flows. Assuming an average life of 2.8 years, this would add approximately $76 (1.8 x $42) to the year’s average aggregation cost reported above. As at September 30, 2016, the average aggregation cost for commercial brokers was $40/RCE. The lower cost in the prior comparable quarter is a function of broker commissions being a percentage of lower margins.

23.

PROVISION FOR (RECOVERY OF) INCOME TAXES
(thousands of dollars)
	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept. 30, 2017	Sept. 30, 2016	Sept. 30, 2017	Sept. 30, 2016
Current income tax expense	$3,893	$2,571	$4,484	$4,626
Deferred tax provision (recovery)	(5,726)	2,310	480	25,552
Provision for (recovery of) income taxes	$(1,833)	$4,881	$4,964	$30,178

Just Energy recorded a current income tax expense of $3.9 million for the three months ended September 30, 2017, versus $2.6 million in the prior comparable quarter. For the six months ended September 30, 2017, the current income tax expense decreased to $4.5 million from $4.6 million reported for the six months ended September 30, 2016.

During the three months ended September 30, 2017, a deferred tax recovery of $5.7 million was recorded, primarily relating to mark to market losses from financial instruments. In fiscal 2017, a deferred tax provision of $2.3 million was recorded, primarily resulting from the change in fair value of derivative instruments. A deferred tax provision of $0.5 million and $25.6 million was recorded for the six months ended September 30, 2017 and September 30, 2016, respectively.

Under IFRS, Just Energy recognizes income tax assets and liabilities based on the estimated tax consequences attributable to temporary differences between the carrying value of the assets and liabilities on the consolidated financial statements and their respective tax bases, using substantively enacted income tax rates. A deferred tax asset will not be recognized if it is not anticipated that the asset will be realized in the foreseeable future. The effect of a change in the income tax rates used in calculating deferred income tax assets and liabilities is recognized in income during the period in which the change occurs.

Liquidity and capital resources
SUMMARY OF CASH FLOWS
(thousands of dollars)
	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept. 30, 2017	Sept. 30, 2016	Sept. 30, 2017	Sept. 30, 2016
Operating activities	$9,186	$61,091	$29,795	$80,138
Investing activities	(7,799)	(7,643)	(18,212)	(11,994)
Financing activities, excluding dividends	20,635	(6,597)	31,237	(38,000)
Effect of foreign currency translation	266	3,347	(1,017)	(1,391)
Increase in cash before dividends	22,288	50,198	41,803	28,753
Dividends (cash payments)	(21,458)	(18,806)	(43,229)	(37,590)
Increase (decrease) in cash	830	31,392	(1,426)	(8,837)
Cash and cash equivalents – beginning of period	55,120	87,367	57,376	127,596
Cash and cash equivalents – end of period	$55,950	$118,759	$55,950	$118,759

OPERATING ACTIVITIES

Cash flow from operating activities for the three months ended September 30, 2017 was an inflow of $9.2 million, compared to $61.1 million in the prior comparable quarter. The reduction is primarily a result of a reduction in gross margin in the current period. For the six months ended September 30, 2017, cash flow from operating activities was an inflow of $29.8 million, a decrease from $80.1 million reported for the prior comparable period as a result of lower gross margin in the current period.

24.

INVESTING ACTIVITIES

Investing activities for the three months ended September 30, 2017 included purchases of property, plant and equipment and intangible assets totalling $1.8 million and $5.7 million respectively, compared with $2.0 million and $1.7 million, respectively in fiscal 2017.

Investing activities for the six months ended September 30, 2017 included purchases of property, plant and equipment and intangible assets totalling $3.0 million and $12.5 million respectively, compared with $3.6 million and $4.8 million, respectively in fiscal 2017.

FINANCING ACTIVITIES

Financing activities, excluding dividends, relates primarily to the issuance and repayment of long-term debt. During the three months ended September 30, 2017, Just Energy had withdrawn $24.6 million on the credit facility. During the six months ended September 30, 2017, Just Energy issued an additional $5.2 million in preferred shares and withdrew an additional $49.3 million on its credit facility, offset by common share repurchases of $11.9 million.

Just Energy’s liquidity requirements are driven by the delay from the time that a customer contract is signed until cash flow is generated. The elapsed period between the time a customer is signed and receipt of the first payment from the customer varies with each market. The time delays per market are approximately two to nine months. These periods reflect the time required by the various LDCs to enroll, flow the commodity, bill the customer and remit the first payment to Just Energy. In Alberta, Georgia and Texas and for commercial direct-billed customers, Just Energy receives payment directly.

DIVIDENDS AND DISTRIBUTIONS

During the three months ended September 30, 2017, Just Energy paid cash dividends to its common and preferred shareholders and distributions to holders of share-based awards in the amount of $21.5 million, compared to $18.8 million paid in the prior comparable quarter. For the six months ended September 30, 2017, Just Energy paid $43.3 million, compared to $37.6 million paid for the comparable period of fiscal 2017.

Just Energy’s annual dividend rate on its common shares is currently set at $0.50 per common share paid quarterly. The dividend policy states that common shareholders of record on the 15th day of March, June, September and December, or the first business day thereafter, receive dividends at the end of that month, subject to Board approval.

Preferred shareholders are entitled to receive dividends at a rate of 8.50% on the initial offer price of US$25.00 per preferred share when, as and if declared by our Board of Directors, out of funds legally available for the payments of dividends, on the applicable dividend payment date. As the preferred shares are cumulative, dividends on preferred shares will accrue even if they are not paid. Common shareholders will not receive dividends until the preferred share dividends in arrears are paid. Dividend payment dates are quarterly on the last day of each of March, June, September and December. The dividend payment on September 30, 2017 was US$0.53125 per preferred share.

Balance sheet as at September 30, 2017, compared to March 31, 2017

Total cash and short-term investments decreased from $83.6 million as at March 31, 2017 to $81.2 million. The decrease in cash is primarily attributable to the lower gross margin earned in the current period offset by increase in credit facility withdrawals to support the seasonality cash requirements.

As of September 30, 2017, trade receivables and unbilled revenue amounted to $365.7 million and $217.7 million, respectively, compared to March 31, 2017, where the trade receivables and unbilled revenue amounted to $353.1 million and $218.4 million, respectively. The accounts receivable balances increased as a result of normal seasonal consumption with higher electricity bills in the current quarter. Trade payables, which include gas and electricity commodity payables of $203.1 million, increased from $486.6 million to $527.3 million during the second quarter of the fiscal year.

25.

In Ontario, Manitoba, British Columbia and Michigan, more gas has been delivered to LDCs than consumed by customers, resulting in gas delivered in excess of consumption and a deferred revenue position of $12.2 million and $17.9 million, respectively, as of September 30, 2017. These amounts increased from $3.2 million and $5.1 million, respectively, as of March 31, 2017. As at March 31, 2017, more gas was consumed by customers than Just Energy had delivered to the LDCs in Ontario, Manitoba and Quebec and as a result, Just Energy recognized an accrued gas receivable and accrued gas payable for $16.4 million and $12.5 million, respectively. These changes represent normal seasonal fluctuations based on consumption during the winter months.

Prepaid expenses, deposits and current assets decreased from $111.3 million at March 31, 2017 to $101.4 million as of September 30, 2017 as green commodity purchases decreased by $11.1 million during the six months ended September 30, 2017.

Fair value of derivative financial assets and fair value of financial liabilities relate entirely to the financial derivatives. The mark to market gains and losses can result in significant changes in profit and loss and, accordingly, shareholders’ equity from year to year due to commodity price volatility.

Total debt has increased from $498.1 million as at March 31, 2017 to $540.4 million as at September 30, 2017. This increase is a result of the withdrawal of an additional $49.3 million on the credit facility. The book value of net debt was 2.6x for the Base EBITDA, higher than 1.8x reported for March 31, 2017 and 2.4x reported the prior comparable period, respectively.

Debt and financing for operations
(thousands of dollars)
		September 30,	March 31,	September 30,
	Maturity	2017	2017	2016

Credit facility	September 1, 2018	$117,520	$68,258	$-
6.75% convertible debentures	December 31, 2021	146,834	145,579	-
5.75% convertible debentures	September 30, 2018	97,292	96,022	94,804
6.5% convertible bonds	July 29, 2019	180,251	190,486	186,107
6.0% convertible debentures	N/A	-	-	313,452
Senior unsecured note	N/A	-	-	55,000

The various debt instruments are described as follows:

• A $342.5 million credit facility expiring on September 1, 2018, supported by guarantees and secured by, among other things, a general security agreement and an asset pledge excluding, primarily, the U.K. Japan, and Germany operations. Credit facility withdrawals amounted to $117.5 million as of September 30, 2017, compared with $68.3 million as of March 31, 2017. In addition, total letters of credit outstanding as at September 30, 2017 amounted to $97.5 million (March 31, 2017 - $109.2 million).

Just Energy is required to meet a number of financial covenants under the various debt agreements. As at September 30, 2017, all of the covenants have been met except for the distributable free cash flow covenant required under the credit facility. Due to this breach of the covenant clause, the lending syndicate was entitled to request the outstanding amount for immediate repayment. On November 6, 2017, Just Energy obtained a waiver from the lending syndicate that waives the right to demand repayment of the credit facility solely in relation to the distributable free cash flow covenant breach as at September 30, 2017. The covenant breach on the credit facility did not result in any other defaults on the Company’s long-term debt.

The Company is actively taking steps to enhance its distributable cash including consolidating excess cash into entities within the credit facility and expects these actions will enable it to meet its covenants in the future. Additionally, the Company is conducting cost reduction programs and revenue pricing initiatives and, as always, will consider other activities as necessary to further support this ability.

26.

• A 6.75% senior unsecured subordinated debenture with a maturity date of December 31, 2021 was issued during the third quarter of fiscal 2017 for which interest is payable semi-annually in arrears on June 30 and December 31, at a rate of 6.75% per annum.

• A 5.75% convertible extendible unsecured subordinated debenture maturing on September 30, 2018 with interest payable semi-annually on March 31 and September 30, at a rate of 5.75% per annum.

• A 6.5% European-focused senior unsecured convertible bond with a maturity date of July 29, 2019 and interest payable semi-annually in arrears on January 29 and July 29, at a rate of 6.5% per annum.

See Note 11 of the Interim Financial Statements for further details regarding the nature of each debt agreement.

Acquisition of businesses

ACQUISITION OF INTELL ENERCARE SOLUTIONS INC.

On June 6, 2017, Just Energy completed the acquisition of 100% of the issued and outstanding shares of Intell Enercare Solutions Inc., a complete service provider for supply, design and installation of energy saving technologies, for up to $11.0 million, subject to closing adjustments. Terms of the deal include an initial payment of $2.2 million with the preliminary working capital adjustments still subject to finalization. Also, Just Energy will pay up to $9.0 million to the sellers over three years provided that certain EBITDA targets are satisfied. The fair value of the contingent consideration at acquisition was estimated to be $7.8 million.

For an allocated breakdown of the purchase price to identified assets and liabilities acquired in the acquisition, see Note 9 of the Interim Financial Statements for the six months and six months ended September 30, 2017.

ACQUISITION OF DB SWDIREKT GMBH AND DB SWPRO GMBH

On December 8, 2016, Just Energy completed the acquisition of 95% of the issued and outstanding shares of db swdirekt GmbH (“SWDirekt”), a retail energy company, and 50% of the issued and outstanding shares of db swpro GmbH (“SWPro”), a sales and marketing company, for $6.2 million, subject to closing adjustments. Terms of the deal include a $2.2 million payment upon the achievement of sales targets. In addition, variable compensation is payable to the selling shareholders which will be recorded as remuneration expense in the future subject to the financial performance of the acquired businesses. On October 16, 2017, the managing director of SWDirekt and SWPro resigned and the parties have entered into a consultancy agreement in order to secure the services and support for the future. As a result, the variable compensation that would have been payable to the selling shareholders will not be paid. On October 16, 2017, Just Energy acquired the remaining 5% of the issued and outstanding shares of SWDirekt and the remaining 50% of the issued and outstanding shares of SWPro for cash consideration of $1.9 million.

The acquisition of SWDirekt and SWPro was accounted for using the purchase method of accounting. The purchase price allocation is still considered preliminary, and as a result may be adjusted. For an allocated breakdown of the purchase price to identified assets and liabilities acquired in the acquisition, see Note 9 of the Interim Financial Statements for six months ended September 30, 2017.

27.

Contractual obligations

In the normal course of business, Just Energy is obligated to make future payments for contracts and other commitments that are known and non-cancellable.

PAYMENTS DUE BY PERIOD
(thousands of dollars)
	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years	Total
Trade and other payables	$527,289	$-	$-	$-	$527,289
Long-term debt	217,520	187,200	160,000	-	564,720
Interest payments	28,718	33,768	16,200	-	78,686
Premises and equipment leasing	2,561	9,576	8,017	11,303	31,457
Gas, electricity and non-commodity contracts	1,064,880	1,567,294	279,685	52,058	2,963,917

	$1,840,968	$1,797,838	$463,902	$63,361	$4,166,069

On August 1, 2017, Just Energy announced that it reached an agreement with its joint venture partner, Red Ventures LLC, to end the exclusive relationship for online sales of the Just Energy brand in North America. To facilitate the transaction, Just Energy acquired the outstanding 50% interest of each of Just Ventures LLC in the United States and Just Ventures L.P. in Canada. Under the terms of the agreement, the purchase price is a function of go-forward earnings based on the current client base and is payable in quarterly installments over five years estimated at $102.3 million, of which $37.8 million has been presented as current liabilities and $64.5 million as long-term liabilities.

OTHER OBLIGATIONS

In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included either in its accrued liabilities or in the consolidated financial statements. In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

Transactions with related parties

Just Energy does not have any material transactions with any individuals or companies that are not considered independent of Just Energy or any of its subsidiaries and/or affiliates.

Off balance sheet items

The Company has issued letters of credit in accordance with its credit facility totalling $97.5 million to various counterparties, primarily utilities in the markets where it operates, as well as suppliers.

Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at September 30, 2017 were $49.3 million (March 31, 2017 - $55.9 million).

Critical accounting estimates

The consolidated financial statements of Just Energy have been prepared in accordance with IFRS. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, cost of sales, selling and marketing, and administrative expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

28.

The following assessment of critical accounting estimates is not meant to be exhaustive. Just Energy might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.

RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for uncollectible accounts reflects Just Energy’s best estimates of losses on the accounts receivable balances. Just Energy determines the allowance for doubtful accounts on customer receivables by applying loss rates based on historical results to the outstanding receivable balance. Just Energy is exposed to customer credit risk on its continuing operations in Alberta, Texas, Illinois, Ohio, Delaware, California, Michigan, Georgia, the U.K. and commercial direct-billed accounts in British Columbia. Credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

Revenues related to the sale of energy are recorded when energy is delivered to customers. The determination of energy sales to individual customers is based on systematic readings of customer meters generally on a monthly basis. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated, and corresponding unbilled revenue is recorded. The measurement of unbilled revenue is affected by the following factors: daily customer usage, losses of energy during delivery to customers and applicable customer rates.

Increases in volumes delivered to the utilities’ customers and favourable rate mix due to changes in usage patterns in the period could be significant to the calculation of unbilled revenue. Changes in the timing of meter reading schedules and the number and type of customers scheduled for each meter reading date would also have an effect on the measurement of unbilled revenue; however, total operating revenues would remain materially unchanged.

DEFERRED TAXES

In accordance with IFRS, Just Energy uses the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are recognized on the differences between the carrying amounts of assets and liabilities and their respective income tax basis.

The tax effects of these differences are reflected in the consolidated statements of financial position as deferred income tax assets and liabilities. An assessment must be made to determine the likelihood that our future taxable income will be sufficient to permit the recovery of deferred income tax assets. To the extent that such recovery is not probable, deferred income tax assets must be reduced. The reduction of the deferred income tax asset can be reversed if the estimated future taxable income improves. No assurances can be given as to whether any reversal will occur or as to the amount or timing of any such reversal. Management must exercise judgment in its assessment of continually changing tax interpretations, regulations and legislation to ensure deferred income tax assets and liabilities are complete and fairly presented. Assessments and applications differing from our estimates could materially impact the amount recognized for deferred income tax assets and liabilities.

Deferred income tax assets of $24.4 million and $23.0 million have been recorded on the interim condensed and consolidated statements of financial position as at September 30, 2017 and March 31, 2017, respectively. These assets primarily relate to mark to market losses on our derivative financial instruments. Management believes there will be sufficient taxable income that will permit the use of these future tax assets in the tax jurisdictions where they exist. When evaluating the future tax position, Just Energy assesses its ability to use deferred tax assets based on expected taxable income in future periods.

As at September 30, 2017, no deferred tax assets were recognized in the U.S. However, a benefit of $2.1 million relating to losses and deductible temporary differences was generated in the three months ended September 30, 2017.

29.

Deferred income tax liabilities of $6.0 million and $1.7 million have been recorded on the interim condensed and consolidated statements of financial position as at September 30, 2017 and March 31, 2017, respectively. These liabilities are primarily due to mark to market losses on the derivative financial instruments and unrealized foreign exchange losses which, when realized, will be recognized for tax purposes.

SUBSIDIARIES

Subsidiaries that are not wholly owned by Just Energy require judgment in determining the amount of control that Just Energy has over that entity and the appropriate accounting treatments. In these interim consolidated financial statements, management has determined that Just Energy controls SWDirekt and SWPro and, therefore, has treated the portion that is not owned by Just Energy as a non-controlling interest.

USEFUL LIFE OF KEY PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

Each significant component is depreciated over its estimated useful life. A component can be separately identified as an asset and is expected to provide a benefit of greater than one year. Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, existing long-term sales agreements and contracts, current and forecasted demand, and the potential for technological obsolescence and regulations. The useful lives of property, plant and equipment and depreciation rates used are reviewed at least annually to ensure they continue to be appropriate.

Depreciation and amortization expense from operations for the three and six months ended September 30, 2017 recorded in the interim condensed consolidated statements of cash flows was $6.1 million and $11.3 million respectively, compared with $5.5 million and $10.0 million respectively for the three and six months ended September 30, 2016.

FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Just Energy has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and JustGreen supply. Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide comfort to certain customers that a specified amount of energy will be derived from green generation or carbon destruction. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce its exposure to commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed-price commodity supply to cover its estimated fixed-price delivery or green commitment.

Just Energy uses a forward interest rate curve along with a volume weighted average share price to value its share swap. The Eurobond conversion feature is valued using an option pricing model.

Just Energy’s objective is to minimize commodity risk, other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy’s policy to hedge the estimated fixed-price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting Just Energy’s price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed-price or price-protected customer contracts. Just Energy’s policy is not to use derivative instruments for speculative purposes.

Just Energy’s U.S., U.K. and German operations introduce foreign exchange-related risks. Just Energy enters into foreign exchange forwards in order to hedge its exposure to fluctuations in cross border cash flows.

The consolidated financial statements are in compliance with IAS 32, Financial Instruments: Presentation; IAS 39, Financial Instruments: Recognition and Measurement; and IFRS 7, Financial Instruments: Disclosure. All the mark to market changes on Just Energy’s derivative instruments are recorded on a single line on the consolidated income statement. Due to commodity volatility and to the size of Just Energy, the swings in mark to market on these positions will increase the volatility in Just Energy’s earnings.

30.

The Company’s financial instruments are valued based on the following fair value (“FV”) hierarchy:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. For a sensitivity analysis of these forward curves, see Note 8 of the interim condensed consolidated financial statements for the quarter ended September 30, 2017. Other inputs, including volatility and correlations, are driven off historical settlements.

Just Energy common and preferred shares

As at November 8, 2017, there were 146,852,541 common shares and 4,189,950 preferred shares of Just Energy outstanding.

In February 2017, Just Energy closed its underwritten public offering of 4,040,000 of its 8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares at a price of US$25.00 per preferred share, for gross proceeds of US$101 million.

In May 2017, Just Energy announced it has entered into an at-the-market issuance (“ATM offering”) sales agreement pursuant to which Just Energy may, at its discretion and from time to time, offer and sell in the United States preferred shares having an aggregate offering price of up to US$150 million. As at November 8, 2017, Just Energy has issued an additional 149,950 preferred shares for aggregate total gross proceeds of $5.2 million under the ATM offering.

Normal course issuer bid

Just Energy has the ability to make a normal course issuer bid (“NCIB”) to purchase for cancellation a portion of the outstanding 5.75% convertible debentures as well as the Just Energy common shares up to March 16, 2018. Under each NCIB, Just Energy may purchase debentures and common shares representing 10% of the outstanding public float at close of business February 28, 2017 up to daily and total limits. For the six months ended September 30, 2017, Just Energy had purchased $11.9 million of common shares through the NCIB program, compared to $nil, purchased in the prior comparable period.

Just Energy believes that the debentures and common shares may trade in a range that may not fully reflect their value. As a result, Just Energy believes that the purchase of the debentures and common shares from time to time can be undertaken at prices that make the acquisition of such securities an appropriate use of Just Energy’s available funds. In addition, purchases under each of the NCIBs may increase the liquidity of the debentures and common shares and will enable Just Energy to deleverage its balance sheet. Just Energy intends to continue to buy back debentures and common shares when the circumstances present themselves in a way that maximizes value for Just Energy. The Company’s current priority is the repurchase of debentures at attractive prices.

Legal proceedings

Just Energy’s subsidiaries are party to a number of legal proceedings. Other than as set out below, Just Energy believes that each proceeding constitutes a routine legal matter incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

In March 2012, Davina Hurt and Dominic Hill filed a lawsuit against Commerce Energy Inc., Just Energy Marketing Corp. and the Company (collectively referred to as “Just Energy”) in the Ohio Federal Court claiming entitlement to payment of minimum wage and overtime under Ohio wage claim laws and the federal Fair Labor Standards Act (“FLSA”) on their own behalf and similarly situated door-to-door sales representatives who sold for Commerce in certain regions of the United States. The Court granted the plaintiffs’ request to certify the lawsuit as a class action. Approximately 1,800 plaintiffs opted into the federal minimum wage and overtime claims, and approximately 8,000 plaintiffs were certified as part of the Ohio state overtime claims. A jury trial on the liability phase was completed on October 6, 2014. The jury refused to find a wilful violation by Just Energy but reached a verdict that supports the plaintiffs’ class and collective action that certain individuals were not properly classified as outside salespeople in order to qualify for an exemption under the minimum wage and overtime requirements pursuant to the FLSA and Ohio wage and hour laws. Just Energy disagrees with the result of the October 2014 trial and is of the opinion that it is not supported by existing law and precedent. On January 9, 2015, the Court struck the plaintiffs’ damage expert report. Potential amounts owing have yet to be determined and will be subject to a separate damage phase proceeding. Just Energy’s appeal opportunities remain open after conclusion of the damages phase, which still remains unscheduled by the Court. Further status conferences will be held by the Court through the end of 2017. Just Energy strongly believes it complied with the law and continues to vigorously defend against the claims.

31.

In August 2013, Levonna Wilkins, a former door-to-door independent contractor for Just Energy Marketing Corp. (“JEMC”), filed a lawsuit against Just Energy Illinois Corp., Commerce Energy Inc., JEMC and the Company (collectively referred to as “Just Energy”) in the Illinois Federal District Court claiming entitlement to payment of minimum wage and overtime under Illinois wage claim laws and the FLSA on her own behalf and similarly situated door-to-door sales representatives who sold in Illinois. On March 13, 2015, the Court granted Wilkins’ request to certify the lawsuit as a class action to include a class made up of Illinois sales representatives who sold for Just Energy Illinois and Commerce. On March 22, 2016, Just Energy’s summary judgment motion to dismiss Wilkins’ claims was denied. On June 16, 2016, the Court granted Just Energy’s motion for reconsideration which objected to Wilkins’ class definition and revised the definition to exclude sales representatives who sold for Commerce. No trial date has been scheduled. The discovery phase remains ongoing and should conclude by the end of 2017. Just Energy strongly believes it complied with the law and continues to vigorously contest this matter.

In March 2015, Kevin Flood, a former door-to-door independent contractor for Just Energy Marketing Corp., filed a lawsuit against JEMC, Just Energy New York Corp. and the Company (collectively referred to as “Just Energy”) in New York Federal District Court (Southern District) claiming entitlement to payment of minimum wage and overtime under New York wage claim laws and the FLSA on his own behalf and similarly situated door-to-door sales representatives who sold in New York. On January 25, 2016, the Court granted Flood’s request to certify the lawsuit as a class action for the FLSA claims to include a class made up of New York sales representatives who sold for Just Energy New York. 167 individuals opted in to the FLSA class. Flood also filed a request to certify the lawsuit as a class action for alleged violations of the New York wage claim laws. On January 20, 2017, the Court granted Just Energy’s motion for summary judgment dismissing Flood’s claims and denied the motion to certify the class action. On February 16, 2017, Flood and opt-in plaintiffs filed an appeal of the dismissal of the Federal District Court’s order to the Court of Appeals for the Second Circuit. The appeal remains pending. Just Energy strongly believes it complied with the law and will vigorously contest the appeal of the dismissal.

In May 2015, Kia Kordestani, a former door-to-door independent contractor (“IC”) sales representative for Just Energy Corp., filed a lawsuit against Just Energy Corp., Just Energy Ontario L.P. and the Company (collectively referred to as “Just Energy”) in the Superior Court of Justice, Ontario, claiming status as an employee and seeking benefits and protections of the Employment Standards Act such as minimum wage, overtime pay, and vacation and public holiday pay on his own behalf and similarly situated door-to-door sales representatives who sold in Ontario. On Just Energy’s request, Mr. Kordestani was removed as a plaintiff but replaced with Haidar Omarali, also a former door-to-door sales representative. In August 2015, Omarali filed a motion to certify a proposed class action of door-to-door sales representatives, and the Court set a hearing for June 21, 2016. The Court issued its certification decision on July 27, 2016, which granted Omarali’s request for certification with certain changes. Importantly, the Court refused to certify Omarali’s request for damages on an aggregate basis, finding that any alleged class member damages “cannot be determined without proof by individual class members”, and the Court left any further resolution on this issue to the common issues trial judge. The Court also refused to certify Omarali’s request for the option of punitive damages against Just Energy and found that there was no evidence that Just Energy’s conduct justified a punitive damages question, largely because the evidence presented showed that over the years Just Energy was “reassured that their sales agents were indeed ICs, not employees” by “various administrative agencies including the Canada Revenue Agency, the Workplace Safety and Insurance Board, and at least on one occasion before an employment officer of the Employment Standards Act”. No trial date has been scheduled. Just Energy strongly believes it complied with the law and continues to vigorously contest this matter.

32.

Controls and procedures

INTERNAL CONTROLS FOR DISCLOSURE AND FINANCIAL REPORTING

As of September 30, 2017, the Co-Chief Executive Officers (“Co-CEOs”) and Chief Financial Officer (“CFO”) of the Company, along with the assistance of senior management, have designed disclosure controls and procedures to provide reasonable assurance that material information relating to Just Energy is made known to the Co-CEOs and CFO, and have designed internal controls over financial reporting based on the criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS.

During the three and six months ended September 30, 2017, there were no changes in Just Energy’s internal controls over financial reporting that occurred that have significantly affected, or are reasonably likely to significantly affect, the Company’s internal controls over financial reporting.

Corporate governance

Just Energy is committed to maintaining transparency in its operations and ensuring its approach to governance meets all recommended standards. Full disclosure of Just Energy’s compliance with existing corporate governance rules is available at www.justenergygroup.com and is included in Just Energy’s Management Proxy Circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.

Outlook

Just Energy continues to deploy its strategy to become a world-class consumer enterprise delivering superior value to its customers through a range of energy management solutions and a multi-channel approach. The Company has recently completed a phase of internal transformation centered on repairing its balance sheet and overall debt structure, as well as improving the profitability profile of its customer base. Just Energy’s growth plans center on customer growth, geographic expansion, channel growth and enhancements, strategic acquisitions, and new products and structures.

Management believes that the Company will deliver fiscal 2018 Base EBITDA in the range of $175 million to $190 million, compared to previously issued guidance of $210 million to $220 million. These expectations reflect the impact of the significant one-time weather events in the second fiscal quarter, combined with the low commodity pricing environment and the Company’s ongoing actions to improve profitability in the second half of the fiscal year. To date, Just Energy has implemented revenue pricing improvement actions and undertaken cost cutting initiatives. Furthermore, the Company is making significant investments to seed international operations, to further invest in product and geographic growth initiatives, and to pay up-front commissions related to customer growth in fiscal 2018. Just Energy will continue to carry out additional cost reduction programs through productivity enhancing and cost efficiency initiatives.

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